Filed by Magellan Midstream Holdings, L.P. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Magellan Midstream Holdings, L.P.
Commission File No.: 001-32745

MAGELLAN® MIDSTREAM PARTNERS, L.P.

MAGELLAN® MIDSTREAM HOLDINGS, L.P.

UBS MLP One-on-One Conference Las Vegas June 2009 NYSE: MGG NYSE: MMP

MAGELLAN MIDSTREAM PARTNERS, L.P.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

This presentation may contain forward-looking statements. These statements are based on management’s assumptions concerning future performance which we believe are reasonable. Nevertheless, actual outcomes could be materially different. You should make your own assessment as to our future performance based on risk factors and other information disclosed in our filings with the Securities and Exchange
Commission (SEC).
MMP and MGG have filed a joint proxy statement/prospectus and other documents with the SEC in relation to the proposed simplification of our capital structure. Investors and security holders are urged to read these documents carefully because they contain important information regarding MMP, MGG and the simplification.
Once finalized, a definitive joint proxy statement/prospectus will be sent to unitholders of MMP and MGG seeking their approvals as contemplated by the simplification agreement. Once available, investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about MMP and MGG at the SEC’s
website at www.sec.gov. Copies of the joint proxy
statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor Relations at (877) 934-6571 or by accessing
www.magellanlp.com
or www.mgglp.com.
MMP, MGG and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in the annual report and proxy statement for each partnership as filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of
1933, as amended.
Legal Disclaimer

Asset Portfolio
Petroleum Products Pipeline System
Petroleum Products Pipeline
Petroleum Products System Terminal
Petroleum Products Terminals
Marine Petroleum Products Terminal
Inland Petroleum Products Terminal
Ammonia Pipeline System
Ammonia Pipeline
Ammonia Terminal

MAGELLAN® MIDSTREAM PARTNERS, L.P.

MAGELLAN® MIDSTREAM HOLDINGS, L.P.

Key U.S. Petroleum Infrastructure
Longest U.S. refined petroleum products pipeline system
Access to more than 40% of refining capacity in the continental U.S.
Over 80 petroleum terminals with more than 60mm barrels of storage

MAGELLAN MIDSTREAM PARTNERS, L.P.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

Magellan  Midstream
Partners, L.P.
(NYSE: MMP)
Petroleum
Products Pipeline
System – 79%*
2%
GP+IDRs
98%
LP
*  Percentage of 2008 operating margin
Magellan Midstream
Holdings, L.P.
(NYSE: MGG)
100%
LP
Public
Magellan’s Current Structure
Marine and Inland
Terminals – 19%*
Ammonia Pipeline
System – 2%*
Public

MAGELLAN MIDSTREAM PARTNERS, L.P.
MAGELLAN MIDSTREAM HOLDINGS, L.P.

Primarily Fee-Based Business
Transportation
46%
Commodity price
sensitive activities
25%
Terminal delivery
fees
5%
Fee-based ancillary
services
10%
Leased storage
14%
Expect Future Fee-based, Low Risk Activities
to Comprise 85%+ of Operating Margin
2008 Results
* Operating margin represents operating profit before depreciation & amortization and general & administrative costs;
excludes $38mm of one-time favorable items and $14mm of NYMEX contract gains

17% CAGR

MAGELLAN MIDSTREAM PARTNERS, L.P.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

Growing MMP Operating Margin
$262
($ in millions)
* Operating margin represents operating profit before depreciation & amortization and general & administrative costs;
2008 excludes $38mm of one-time favorable items and $14mm of NYMEX contract gains
$489
2004 2005 2006 2007 2008
Petroleum products pipeline system Petroleum products terminals Ammonia pipeline system

MMP Distribution Growth Trend
$2.77
2001 2002 2003 2004 2005 2006 2007 2008
(per MMP unit)
$1.13
Based on current economic environment, plan to maintain current quarterly distribution of 71 cents ($2.84 annualized) in 2009

9 MGG Distribution Growth Trend 2006 2007 2008 (per MGG unit) $0.91 $1.37

MAGELLAN MIDSTREAM PARTNERS, L.P.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

Strong MMP Distribution Coverage
fcst
2007 2008 2009
Operating Margin * $437 $489
Cash G&A (61) (68)
Interest expense (net of interest income) (54) (50)
Maintenance capital (net of reimbursements) (31) (43)
Previously indemnified environmental 4 5
Other items 3 5
Cash available for distribution 298 338 330
Distributions paid (244) (274)
Excess Cash $54 $64
Distribution Coverage 1.2x 1.2x
($ in millions)
* 2008 Operating margin excludes $38mm of one-time favorable items and $14mm of NYMEX contract gains

MAGELLAN MIDSTREAM PARTNERS, L.P.
MAGELLAN MIDSTREAM HOLDINGS, L.P.

$1,000
$15
$634
$66
$41
2002 2003 2004 2005 …...2008
Acquisitions & Organic Growth Projects
Acquisitions
$30
$61
$136
$151
$225
$220
$40
2004 2005 2006 2007 2008 2009E 2010E
Organic Growth Projects
($ in millions)
+ >$500mm of potential
expansion projects in
earlier stages of development

MAGELLAN MIDSTREAM PARTNERS, L.P.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

Continued strong demand for storage
– 4mm bbls underway with add’l being assessed
Government regulations for renewable fuels
– 51 terminals with ethanol currently, 11 underway primarily in
Southeast, another 11 being assessed
Refinery expansions and enhanced connectivity to key
growth markets
– $120mm project to support 15-year Motiva contract, primarily servicing existing market demand
Industry Themes Drive Organic Growth

MAGELLAN MIDSTREAM PARTNERS, L.P.
MAGELLAN MIDSTREAM HOLDINGS, L.P.

Continue to assess $500mm+ of potential growth
projects
Project list includes additional infrastructure to provide
same types of services Magellan performs today:
– Storage and terminal services, including potential crude
storage opportunities
– Renewable fuels
Generally target 6-8x EBITDA for project returns
Potential Expansion Projects

MAGELLAN MIDSTREAM PARTNERS, L.P.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

Investment grade credit ratings:  BBB / Baa2
Strong financial ratios: leverage ratio < 3x
No near-term debt maturities:
– Public notes mature 2014, 2016, 2018 and 2037
– $550mm revolver available thru Sept 2012
(~$200mm outstanding currently)
Significant Balance Sheet Capacity

MAGELLAN MIDSTREAM PARTNERS, L.P.
MAGELLAN MIDSTREAM HOLDINGS, L.P.

March 3: announced simplification agreement
April 6: filed preliminary joint proxy / prospectus with
SEC
May 21: filed amendment #1 to joint proxy, addressing
first round of SEC comments
Remaining steps required:
Once SEC finalizes review, set record date for
unitholder vote: 10 days
Mail documents to MMP and MGG investors, allowing
time for voting: 60 days
Expected MMP / MGG unitholder votes to occur 3Q09
Estimated Simplification Timeline

MAGELLAN MIDSTREAM PARTNERS, L.P.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

Investing in Magellan Midstream
Key U.S. energy infrastructure
Stable base business with relatively low commodity price
risk
Attractive yield
Quarterly cash distributions that are largely tax deferred
Extremely strong balance sheet with investment grade
credit rating
Low-risk growth projects funded with debt
–
No equity issuance required to fund growth